Exhibit 23.1
Consent of Deloitte Touche Tohmatsu CPA Ltd.
     We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form F-3 (File No. 333-159263) of our report dated June 24, 2008, relating to the financial statements and financial statement schedule of Longtop Financial Technologies Limited (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109”, effective April 1, 2007), appearing in the Annual Report on Form 20-F of Longtop Financial Technologies Limited for the year ended March 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Amendment No.1 to Registration Statement
/s/ Deloitte Touch Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 10, 2009